UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Transaction in Own Shares

November 1, 2022

Shell plc (the ‘Company’) announces that on 1 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
01/11/2022	1,000,000	£ 24.6900	£ 24.3250	£ 24.5038	LSE	GBP
01/11/2022	-	-	-	-	Chi-X (CXE)	GBP
01/11/2022	-	-	-	-	BATS (BXE)	GBP
01/11/2022	1,000,000	€ 28.7050	€ 28.2500	€ 28.4673	XAMS	EUR
01/11/2022	-	-	-	-	CBOE DXE	EUR
01/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/d251b036-9b5c-4426-9d95-b4ce03fef47e

Transaction in Own Shares

November 2, 2022

Shell plc (the ‘Company’) announces that on 2 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
02/11/2022	1,000,000	£ 24.6300	£ 24.1100	£ 24.3739	LSE	GBP
02/11/2022	-	-	-	-	Chi-X (CXE)	GBP
02/11/2022	-	-	-	-	BATS (BXE)	GBP
02/11/2022	1,117,260	€ 28.6500	€ 27.9950	€ 28.3317	XAMS	EUR
02/11/2022	-	-	-	-	CBOE DXE	EUR
02/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/98fe2cea-6bdf-42d9-800d-bc7cf41611f9

Transaction in Own Shares

November 3, 2022

Shell plc (the ‘Company’) announces that on 3 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
03/11/2022	1,000,000	£ 24.9600	£ 24.2450	£ 24.6092	LSE	GBP
03/11/2022	-	-	-	-	Chi-X (CXE)	GBP
03/11/2022	-	-	-	-	BATS (BXE)	GBP
03/11/2022	1,000,000	€ 28.6150	€ 27.9850	€ 28.2740	XAMS	EUR
03/11/2022	-	-	-	-	CBOE DXE	EUR
03/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/02d82f2e-4bc3-4463-ade7-eb864906584f

Transaction in Own Shares

November 4, 2022

Shell plc (the ‘Company’) announces that on 4 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
04/11/2022	1,000,000	£ 25.5700	£ 25.0400	£ 25.2864	LSE	GBP
04/11/2022	-	-	-	-	Chi-X (CXE)	GBP
04/11/2022	-	-	-	-	BATS (BXE)	GBP
04/11/2022	1,000,000	€ 29.1850	€ 28.6800	€ 28.9080	XAMS	EUR
04/11/2022	-	-	-	-	CBOE DXE	EUR
04/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/647d8b8d-8280-4428-a259-daeaeae6e498

Transaction in Own Shares

November 7, 2022

Shell plc (the ‘Company’) announces that on 7 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
07/11/2022	1,223,928	£ 25.2650	£ 24.8200	£ 24.9576	LSE	GBP
07/11/2022	-	-	-	-	Chi-X (CXE)	GBP
07/11/2022	-	-	-	-	BATS (BXE)	GBP
07/11/2022	1,200,000	€ 28.8650	€ 28.3150	€ 28.6227	XAMS	EUR
07/11/2022	-	-	-	-	CBOE DXE	EUR
07/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/7478c637-0fcc-452b-83f0-e20bd39be6f6

Transaction in Own Shares

November 8, 2022

Shell plc (the ‘Company’) announces that on 8 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
08/11/2022	1,652,051	£ 24.6900	£ 24.3600	£ 24.4745	LSE	GBP
08/11/2022	-	-	-	-	Chi-X (CXE)	GBP
08/11/2022	-	-	-	-	BATS (BXE)	GBP
08/11/2022	1,909,700	€ 28.4400	€ 27.9300	€ 28.1107	XAMS	EUR
08/11/2022	-	-	-	-	CBOE DXE	EUR
08/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

 Attachment
https://ml-eu.globenewswire.com/Resource/Download/4642d5a7-9ea4-4e2e-a812-6ad0cd023bec

Transaction in Own Shares

November 9, 2022

Shell plc (the ‘Company’) announces that on 9 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
09/11/2022	100,000	£ 24.2450	£ 23.7950	£ 24.0277	LSE	GBP
09/11/2022	-	-	-	-	Chi-X (CXE)	GBP
09/11/2022	-	-	-	-	BATS (BXE)	GBP
09/11/2022	100,000	€ 27.8300	€ 27.0200	€ 27.4146	XAMS	EUR
09/11/2022	-	-	-	-	CBOE DXE	EUR
09/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/d1878010-10b5-4e3a-af3c-cbbc592ccf3d

Transaction in Own Shares

November 10, 2022

Shell plc (the ‘Company’) announces that on 10 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
10/11/2022	1,721,725	£ 23.8550	£ 23.2000	£ 23.4593	LSE	GBP
10/11/2022	631,000	£ 23.8500	£ 23.2000	£ 23.4634	Chi-X (CXE)	GBP
10/11/2022	436,468	£ 23.8400	£ 23.2000	£ 23.4472	BATS (BXE)	GBP
10/11/2022	2,317,000	€ 27.3550	€ 26.5300	€ 26.8984	XAMS	EUR
10/11/2022	526,000	€ 27.3400	€ 26.5400	€ 26.8726	CBOE DXE	EUR
10/11/2022	96,911	€ 27.3400	€ 26.6400	€ 26.8876	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/384659dd-baae-4e85-80c4-e1d8efd0fe53

Transaction in Own Shares

November 11, 2022

Shell plc (the ‘Company’) announces that on 11 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
11/11/2022	1,500,000	£ 23.7200	£ 22.9350	£ 23.5220	LSE	GBP
11/11/2022	499,099	£ 23.7200	£ 22.9350	£ 23.5223	Chi-X (CXE)	GBP
11/11/2022	-	-	-	-	BATS (BXE)	GBP
11/11/2022	1,999,553	€ 27.0550	€ 26.2550	€ 26.8421	XAMS	EUR
11/11/2022	500,000	€ 27.0550	€ 26.2650	€ 26.8512	CBOE DXE	EUR
11/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/25477174-961b-47fc-9c6f-76a91e76b9ee

Transaction in Own Shares

November 14, 2022

Shell plc (the ‘Company’) announces that on 14 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
14/11/2022	100,000	£ 23.6200	£ 23.2700	£ 23.4827	LSE	GBP
14/11/2022	-	-	-	-	Chi-X (CXE)	GBP
14/11/2022	-	-	-	-	BATS (BXE)	GBP
14/11/2022	1,007,134	€ 27.0000	€ 26.6150	€ 26.7626	XAMS	EUR
14/11/2022	-	-	-	-	CBOE DXE	EUR
14/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/bf4d26f3-bd0f-46dc-8595-d13693b030ed

Transaction in Own Shares

November 15, 2022

Shell plc (the ‘Company’) announces that on 15 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
15/11/2022	200,000	£ 23.7450	£ 23.4350	£ 23.5839	LSE	GBP
15/11/2022	-	-	-	-	Chi-X (CXE)	GBP
15/11/2022	-	-	-	-	BATS (BXE)	GBP
15/11/2022	1,478,931	€ 27.1650	€ 26.6550	€ 26.9124	XAMS	EUR
15/11/2022	-	-	-	-	CBOE DXE	EUR
15/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/d0a602d8-596b-4de3-b4c6-bd18a956e005

Transaction in Own Shares

November 16, 2022

Shell plc (the ‘Company’) announces that on 16 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
16/11/2022	1,000,000	£ 24.1900	£ 23.6500	£ 23.8669	LSE	GBP
16/11/2022	-	-	-	-	Chi-X (CXE)	GBP
16/11/2022	-	-	-	-	BATS (BXE)	GBP
16/11/2022	1,000,000	€ 27.5000	€ 27.0200	€ 27.2185	XAMS	EUR
16/11/2022	-	-	-	-	CBOE DXE	EUR
16/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/986a4a07-6277-45df-9f4e-89e55fd8be1b

Transaction in Own Shares

November 17, 2022

Shell plc (the ‘Company’) announces that on 17 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
17/11/2022	1,500,000	£ 23.7850	£ 23.4250	£ 23.6738	LSE	GBP
17/11/2022	-	-	-	-	Chi-X (CXE)	GBP
17/11/2022	-	-	-	-	BATS (BXE)	GBP
17/11/2022	1,499,780	€ 27.2850	€ 26.9100	€ 27.0425	XAMS	EUR
17/11/2022	-	-	-	-	CBOE DXE	EUR
17/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/d9041b15-bd52-480a-8456-c6b2f2f1cac4

Transaction in Own Shares

November 18, 2022

Shell plc (the ‘Company’) announces that on 18 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
18/11/2022	1,069,795	£ 23.9000	£ 23.2250	£ 23.4485	LSE	GBP
18/11/2022	-	-	-	-	Chi-X (CXE)	GBP
18/11/2022	-	-	-	-	BATS (BXE)	GBP
18/11/2022	1,577,019	€ 27.3000	€ 26.7100	€ 26.8960	XAMS	EUR
18/11/2022	-	-	-	-	CBOE DXE	EUR
18/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/33cdc177-aea7-4b44-97c8-e25a6fb6f0ce

Transaction in Own Shares

November 21, 2022

Shell plc (the ‘Company’) announces that on 21 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
21/11/2022	1,169,592	£ 23.4300	£ 22.6850	£ 22.9921	LSE	GBP
21/11/2022	-	-	-	-	Chi-X (CXE)	GBP
21/11/2022	-	-	-	-	BATS (BXE)	GBP
21/11/2022	2,246,491	€ 27.0000	€ 26.1500	€ 26.4761	XAMS	EUR
21/11/2022	-	-	-	-	CBOE DXE	EUR
21/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/72b87f50-9d82-4300-ae04-1db29ecf265f

Transaction in Own Shares

November 22, 2022

Shell plc (the ‘Company’) announces that on 22 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
22/11/2022	193,172	£ 23.7700	£ 23.4050	£ 23.5977	LSE	GBP
22/11/2022	-	-	-	-	Chi-X (CXE)	GBP
22/11/2022	-	-	-	-	BATS (BXE)	GBP
22/11/2022	197,219	€ 27.4750	€ 27.0350	€ 27.2975	XAMS	EUR
22/11/2022	-	-	-	-	CBOE DXE	EUR
22/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/be5179d7-28e0-4052-aec9-359b7db8c68c

Transaction in Own Shares

November 23, 2022

Shell plc (the ‘Company’) announces that on 23 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
23/11/2022	610,713	£ 24.1000	£ 23.4450	£ 23.5979	LSE	GBP
23/11/2022	-	-	-	-	Chi-X (CXE)	GBP
23/11/2022	-	-	-	-	BATS (BXE)	GBP
23/11/2022	899,230	€ 27.8200	€ 27.1650	€ 27.4194	XAMS	EUR
23/11/2022	-	-	-	-	CBOE DXE	EUR
23/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/c54a34d0-fd64-4dc1-94fc-86723e82830c

Transaction in Own Shares

November 24, 2022

Shell plc (the ‘Company’) announces that on 24 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
24/11/2022	528,925	£ 23.6450	£ 23.3550	£ 23.4783	LSE	GBP
24/11/2022	-	-	-	-	Chi-X (CXE)	GBP
24/11/2022	-	-	-	-	BATS (BXE)	GBP
24/11/2022	1,022,473	€ 27.4500	€ 27.1850	€ 27.3308	XAMS	EUR
24/11/2022	-	-	-	-	CBOE DXE	EUR
24/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/803d5d21-a994-4770-896e-c945100b335f

Transaction in Own Shares

November 25, 2022

Shell plc (the ‘Company’) announces that on 25 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
25/11/2022	862,645	£ 23.8550	£ 23.4450	£ 23.6699	LSE	GBP
25/11/2022	325,004	£ 23.8550	£ 23.4450	£ 23.6712	Chi-X (CXE)	GBP
25/11/2022	-	-	-	-	BATS (BXE)	GBP
25/11/2022	1,084,342	€ 27.7300	€ 27.2550	€ 27.5402	XAMS	EUR
25/11/2022	264,180	€ 27.7350	€ 27.2650	€ 27.5598	CBOE DXE	EUR
25/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/a6cec7d8-af4f-413a-965f-72b0bdd252ff

Transaction in Own Shares

November 28, 2022

Shell plc (the ‘Company’) announces that on 28 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
28/11/2022	1,500,000	£ 23.6700	£ 23.1000	£ 23.4399	LSE	GBP
28/11/2022	370,954	£ 23.5000	£ 23.1050	£ 23.3914	Chi-X (CXE)	GBP
28/11/2022	81,985	£ 23.5000	£ 23.1100	£ 23.3849	BATS (BXE)	GBP
28/11/2022	1,691,849	€ 27.3900	€ 26.8200	€ 27.0643	XAMS	EUR
28/11/2022	-	-	-	-	CBOE DXE	EUR
28/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/bcc836d5-7ce6-4702-9c27-f096486be252

Transaction in Own Shares

November 29, 2022

Shell plc (the ‘Company’) announces that on 29 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
29/11/2022	35,000	£ 24.1750	£ 23.8600	£ 24.0053	LSE	GBP
29/11/2022	-	-	-	-	Chi-X (CXE)	GBP
29/11/2022	-	-	-	-	BATS (BXE)	GBP
29/11/2022	35,000	€ 28.0000	€ 27.6300	€ 27.7969	XAMS	EUR
29/11/2022	-	-	-	-	CBOE DXE	EUR
29/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment
https://ml-eu.globenewswire.com/Resource/Download/714d66b3-47d5-4dad-a421-08651efebe4b

Transaction in Own Shares

November 30, 2022

Shell plc (the ‘Company’) announces that on 30 November 2022 it purchased the following number of Shares for cancellation.

Aggregated information on Shares purchased according to trading venue:

Date of purchase	Number of Shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue	Currency
30/11/2022	12,889	£ 24.2000	£ 24.1650	£ 24.1972	LSE	GBP
30/11/2022	-	-	-	-	Chi-X (CXE)	GBP
30/11/2022	-	-	-	-	BATS (BXE)	GBP
30/11/2022	762,872	€ 28.1000	€ 28.0050	€ 28.0765	XAMS	EUR
30/11/2022	-	-	-	-	CBOE DXE	EUR
30/11/2022	-	-	-	-	TQEX	EUR

These share purchases form part of the on- and off-market limbs of the Company's existing share buy-back programme previously announced on 27 October 2022.

In respect of this programme, Goldman Sachs International will make trading decisions in relation to the securities independently of the Company for a period from 27 October 2022 up to and including 27 January 2023.

The on-market limb will be effected within certain pre-set parameters and in accordance with the Company’s general authority to repurchase shares on-market. The off-market limb will be effected in accordance with the Company’s general authority to repurchase shares off-market pursuant to the off-market buyback contract approved by its shareholders and the pre-set parameters set out therein. The programme will be conducted in accordance with Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes (“EU MAR”) and EU MAR as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time (“UK MAR”) and the Commission Delegated Regulation (EU) 2016/1052 (the “EU MAR Delegated Regulation”) and the EU MAR Delegated Regulation as “onshored” into UK law from the end of the Brexit transition period (at 11:00 pm on 31 December 2020) through the European Union (Withdrawal) Act 2018 (as amended by the European Union (Withdrawal Agreement) Act 2020), and as amended, supplemented, restated, novated, substituted or replaced by the Financial Services Act, 2021 and relevant statutory instruments (including, The Market Abuse (Amendment) (EU Exit) Regulations (SI 2019/310)), from time to time.

In accordance with EU MAR and UK MAR, a breakdown of the individual trades made by Goldman Sachs International on behalf of the Company as a part of the buy-back programme is detailed below.

Enquiries
Media International: +44 (0) 207 934 5550
Media Americas: +1 832 337 4335

LEI number of Shell plc: 21380068P1DRHMJ8KU70
Classification: Acquisition or disposal of the issuer’s own shares

Attachment

https://ml-eu.globenewswire.com/Resource/Download/af70f065-5c83-4b6c-898f-762a36d0a2f2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: December 2, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary